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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of March, 2004

                        International Uranium Corporation
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F [X]              Form 40-F [ ]



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes [ ]                           No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________________.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       International Uranium Corporation
                                       ---------------------------------
                                                (Registrant)

Date: April 15, 2004                   By: /s/ Ron F. Hochstein
      --------------                       ---------------------
                                           Ron F. Hochstein, President


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                                  EXHIBIT INDEX

Exhibit Number      Description
--------------      -----------
      1             Press Release dated March 3, 2004
      2             Press Release dated March 8, 2004


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                                                                       Exhibit 1

Contact: Sophia Shane     INTERNATIONAL URANIUM CORPORATION       [LOGO -
Tel:  (604)  689-7842     2101, 885 West Georgia Street           INTERNATIONAL
Fax:  (604)  689-4250     Vancouver, British Columbia             URANIUM
                          Canada  V6C 3E8  www.intluranium.com    CORPORATION /
                                                                  JNR
CONTACT: RICK KUSMIRSKI   JNR RESOURCES INC.                      RESOURCES
Tel: (306) 249-3562       P.O. Box 26061                          INC.]
Fax: (306) 975-1059       Saskatoon, SK  S7K 7H9



JOINT PRESS RELEASE

HIGH GRADE URANIUM INTERSECTED AT MOORE LAKE

March 3, 2004 (IUC - TSX) ... International Uranium Corporation and JNR Resources Inc. (the "Companies") are pleased to announce that additional high grade uranium mineralization has been intersected in two holes at the Moore Lake uranium project in the Athabasca Basin of northern Saskatchewan.

Lukas Lundin, Chairman of International Uranium, commented, "We seem to be onto something here at Moore Lake - the results from both of the new holes were better than the discovery hole - the project is exhibiting the earmarks of a significant uranium system."

The two new high grade intercepts are in holes ML-29 and ML-35 and are each 50 metre step-outs west of the high-grade Maverick discovery hole (ML-25).

Hole ML-29, based on probe results, returned a grade equivalent of 1.3% U(3)O(8) over 7.5 metres (261.5 to 269.0 m), including 2.3 metres of 3.6% U(3)O(8). Within the higher grade core there was one continuous 0.5 metre sample that assayed 7.91% U(3)O(8), as well as 3.65% nickel, 1.6% copper, 0.9% cobalt, 0.7% zinc, 0.35% total rare earths and 5 g/t silver. The presence of high levels of these "pathfinder" elements is significant in that this association is unique and common to the larger unconformity uranium deposits in the Athabasca Basin.

Hole ML-35 intersected 11.1 metres of uranium mineralization (262.4 to 273.5 m). The upper 4.9 metres was low-grade sandstone-hosted mineralization that assayed 0.05% U(3)O(8). Immediately beneath that was a 0.7 metre section of lost core, followed by 5.5 metres that assayed 1.61% U(3)O(8), including a 1.5 metre interval grading 5.3% U(3)O(8). The 0.7 metre lost core interval returned a grade equivalent of 2.69% U(3)O(8), based on probe results.

For reference, the Maverick discovery hole, ML-25, assayed 9.1 metres of 0.62% U(3)O(8), including a 4.8 metre interval of 1.2% U(3)O(8), and an interval grading 12% U(3)O(8) over 0.4 metres.

Core losses through the mineralized zone, due to intense alteration and structural disruption, are common in this type of uranium mineralization. The holes are tested with a Mount Sopris short crystal probe, which measures gamma radiation to estimate U(3)O(8) grade, standard procedure in these deposits. The recovered core is split and assayed. The chemical assays are the preferred method to estimate grade; however when core recovery is poor, as in the case of hole ML-29, the probe results are relied upon. The attached table shows the probe and assay results as well as core recovery from holes ML-29 and 35.

Three other holes were drilled on the Maverick Zone in this program. ML-28 deviated badly and finished well southeast of the target. ML-30 intersected a broad 15-metre wide zone of weak mineralization including an interval of 3.2 metres grading 0.151% U(3)O(8). ML-31 intersected the footwall of the

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mineralized zone and will require follow up. This hole returned highly anomalous uranium values throughout the sandstone and basement rocks.

In addition, three reconnaissance-scale step-out holes were drilled to the northeast of the Maverick Zone along the same structural corridor that hosts the known mineralization. The results from these reconnaissance holes (ML-32, ML-33 and ML-34) are encouraging and indicate that the mineralizing system continues a minimum of 500 metres to the northeast of the section containing the discovery hole. All three reconnaissance holes intersected strong alteration and structural disruption in the basal portion of the sandstone column, accompanied by highly anomalous levels of uranium, lead and boron. Furthermore all three holes intersected significant widths of strongly altered, sheared and brecciated graphitic pelites beneath the unconformity. These rocks also exhibited anomalous radioactivity and low grade uranium mineralization over several metres with individual samples returning up to 0.66% U(3)O(8) over 0.5 metres along with highly anomalous levels of nickel, lead, vanadium, zinc, boron and copper. The best results were from ML-34, which was collared the furthest from the discovery hole.

                                  HOLE 29
---------------------------------------------------------------------------
FROM        TO       INTERVAL    CORE RECOVERY       PROBE         ASSAY
(M)         (M)                                   (% U(3)O(8))  (% U(3)O(8))
------     ------    --------    -------------    -----------   -----------
261.50     264.30      2.80          50%              0.081         1.13
264.30     266.10      1.80          50%              3.95          2.86
266.10     266.60      0.50          100%             2.73          7.91
266.60     269.00      2.40          25%              0.41          0.10

                                  HOLE 35
---------------------------------------------------------------------------
FROM        TO       INTERVAL    CORE RECOVERY       PROBE         ASSAY
(M)         (M)                                   (% U(3)O(8))  (% U(3)O(8))
------     ------    --------    -------------    -----------   -----------
262.40     267.30      4.90          95%              0.033         0.049
267.30     268.00      0.70          0%               2.69          -
268.00     268.50      0.50          100%             8.154         8.77
268.50     269.00      0.50          100%             1.46          6.76
269.00     273.50      4.50          100%             0.17          0.24

The Companies also completed a field program of 30 kilometres of line cutting and electromagnetic (EM) surveying and 8 kilometres of gravity surveying over the Maverick zone and probable strike extensions to the northeast and west. The results indicate that the structural corridor extends a minimum of two kilometres to the northeast of ML-34. Additional drill targets are also clearly evident along the westward and northwestward extensions of this feature.

The Companies are very pleased with the results and plan to continue drilling until spring break-up, and then recommence again in early June; likely with two drills operating. The focus for the remainder of the winter will be on both following up uranium mineralization intersected in earlier holes and on testing high priority drill targets identified by the recently completed geophysical programs.

Drill core was prepared and assayed by the Saskatchewan Research Council in accordance with industry standards. Drill results and technical data have been reviewed by Richard Bailes, P.Geo., a Qualified Person pursuant to NI 43-101.

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Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium; the impact of the sales volume of uranium; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARDS

Ron F. Hochstein                            Rick Kusmirski
President                                   President


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[GRAPHIC - FULL PAGE MAP OF MOORE LAKE PROJECT MAVERICK AREA DRILLING]


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                                                                       Exhibit 2


Contact: Sophia Shane     2101, 885 West Georgia Street           [LOGO -
Corporate Development     Vancouver, British Columbia             INTERNATIONAL
Tel:  (604)  689-7842     Canada  V6C 3E8                         URANIUM
Fax:  (604)  689-4250     www.intluranium.com                     CORPORATION]

PRESS RELEASE

IUC TO SELL COPPER-GOLD MONGOLIAN EXPLORATION PROPERTIES TO FORTRESS IT CORP. FOR 28 MILLION SHARES

March 8, 2004 (IUC - TSX)... International Uranium Corporation ("IUC") is pleased to announce that IUC has entered into a letter of intent dated March 1, 2004 to transfer to Fortress IT Corp. ("Fortress") its Bermudan subsidiary holding all of its precious metal and base metal exploration properties in Mongolia (the "Properties"), in consideration for 28 million shares of Fortress (the "Transaction"). The shares will be issued at a deemed price of $0.1125 each based on expenditures incurred by IUC to date on the Properties of approximately US$2.4 million. Please see attached map.

Fortress has negotiated a private placement of 10,000,000 shares at $0.12 each to raise gross proceeds of $1,200,000 to be used for property payments, exploration programs on the Properties and initial working capital requirements. The transaction will constitute a reverse take-over of Fortress. On closing, there will be 47,593,838 shares of Fortress outstanding and IUC (through a subsidiary) will own 58.8% of these shares.

IUC will continue to hold its significant uranium deposits in Mongolia and is currently evaluating restarting exploration on those properties.

Ron Hochstein, President of IUC, commented, "This transaction allows IUC to fully focus on its uranium assets. Being the majority shareholder in Fortress, we will still participate in the upside potential of the Mongolian copper/gold exploration."

IUC is engaged in uranium exploration and production. It holds significant uranium deposits in Mongolia and in the U.S. including a fully permitted 2,000 ton per day uranium mill near Blanding, Utah (one of only two operating uranium mills in the U.S.), as well as uranium exploration properties in the Athabasca Region in Canada. The Company also processes and recycles uranium-bearing waste materials as an environmentally superior alternative to direct disposal.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium; the impact of the sales volume of uranium; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks. Although IUC believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. IUC disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

Ron F. Hochstein
President